SUB-ITEM 77E  Legal Proceedings

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies.
These regulatory inquiries have focused on a number of mutual fund issues including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund related issues. The Hartford has received requests for information and subpoenas from the Securities and Exchange Commission
(SEC), subpoenas from the New York Attorney
Generals Office, a subpoena from the Connecticut
Attorney Generals Office, requests for information from the Connecticut Securities and Investments
Division of the Department of Banking, and requests for information from the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual funds regulatory issues.

The SECs Division of Enforcement and the New
York Attorney Generals Office are investigating aspects of The Hartfords variable annuity and mutual fund operations related to market timing. The funds are available for purchase by the separate accounts of different variable life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between subaccounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against The Hartford with respect to certain owners of older variable annuity products, The
Hartfords ability to restrict transfers by these owners is limited. The SECs Division of Enforcement also is investigating aspects of The Hartfords variable annuity and mutual fund operations related to directed brokerage and revenue sharing. The Hartford discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. The
Hartford also has received subpoenas from the New
York Attorney Generals Office and the Connecticut
Attorney Generals Office requesting information relating to The Hartford's group annuity products.
These subpoenas seek information about how various group annuity products are sold, how The Hartford selects mutual funds offered as investment options in certain group annuity products, and how brokers selling The Hartford's group annuity products are compensated. A subpoena from the Connecticut
Attorney Generals Office also requests information about The Hartford's sale of annuity products for structured settlements, and about the ways in which brokers are compensated in connection with the sale of these products. In addition, The Hartford has received a subpoena from the New York Attorney
Generals Office requesting information relating to purchases of The Hartford's variable Annuity products, or exchanges of other products for The
Hartford's variable annuity products, by New York residents who were 65 or older at the time of the purchase or exchange. The Hartford continues to cooperate fully with the SEC, the New York Attorney
Generals Office, the Connecticut Attorney General's
Office,  and other regulatory agencies.

To date, neither the SEC's nor the New York
Attorney General's market timing investigation nor the SEC's directed brokerage investigation has resulted in either regulator initiating any formal action against the Hartford. However, The Hartford believes that the SEC and the New York Attorney
Generals Office are likely to take some action against The Hartford at the conclusion of their respective investigations. The potential timing of any such action is difficult to predict. Based on The
Hartford's discussions with the SEC and the New
York Attorney General's Office and its own analysis, The Hartford recorded a charge of $66 million to establish a reserve for these matters during the first quarter of 2005. This reserve is an estimate; in view of the uncertainties regarding the timing and outcome of any payments relating to these types of regulatory investigations, as well as the tax-deductibility, if any, and any potential deferred acquisition cost effects
(though no deferred acquisition cost effects are included in this estimate) that may be applicable, it is possible that the ultimate cost to The Hartford of these matters may exceed or be below the reserve amount, perhaps by a significant amount. The
Hartford does not expect any such action to result in a material adverse effect on the funds. However, if the SEC or another regulatory agency brings an action seeking injunctive relief, the funds adviser and/or sub-advisers could be barred from serving in their advisory capacity unless relief is obtained from the SEC. There can be no assurance that such relief, if sought, will be granted.

In addition, The Hartford has been served with five consolidated putative national class actions, now consolidated into a single putative class action, In Re
Hartford Mutual Funds Fee Litigation, which is currently pending before the United States District
Court for the District of Connecticut. In the consolidated amended complaint in this action, filed on October 20, 2004, plaintiffs make direct claims on behalf of investors in The Hartford's Retail Funds
(the family of mutual funds known as The Hartford
Mutual Funds, which are offered directly to the public) and derivative claims on behalf of the retail funds themselves. Plaintiffs (including Linda Smith, the lead plaintiff) allege that excessive or inadequately disclosed fees were charged to investors in the Retail Funds, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers, including in the form of directed brokerage. Plaintiffs are seeking compensatory and punitive damages in an undetermined amount; rescission of the Retail Funds investment advisory contracts, including recovery of all fees which would otherwise apply and recovery of fees paid; an accounting of all Retail Fund related fees, commissions, directed brokerage and soft dollar payments; and restitution of all allegedly unlawfully or discriminatorily obtained fees and charges.
Defendants have moved to dismiss the consolidated amended complaint in this action. The defendants in this case include various Hartford entities, Wellington Management, The Hartford Mutual
Funds, Inc., The Hartford Mutual Funds II, Inc., the
Retail Funds themselves and the directors of the Retail Funds, who also serve as directors of the funds. This litigation is not expected to result in a material adverse effect on the funds.